PRICING SUPPLEMENT No. W1A

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-137902

Dated November 27, 2007

Call Warrants Linked to the Deutsche Bank

Balanced Currency Harvest (USD) Index

Deutsche Bank AG, London Branch

$18,980,000

Call Warrants Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index Expiring on January 28, 2013

Investment Description

Call Warrants linked to the Deutsche Bank Balanced Currency Harvest (USD) Index (the “Warrants”) provide leveraged exposure to the potential appreciation of an index based on an investment strategy of taking long positions in selected currencies from jurisdictions with high interest rates and short positions in selected currencies from jurisdictions with low interest rates. If the Final Level is greater than the Strike Level, investors will receive a Cash Settlement Amount equal to the product of the Notional Amount and the Index Return. If the Final Level is less than or equal to the Strike Level, investors will lose their entire investment in the Warrants.

Features

❑	Leveraged exposure to a multi-currency investment strategy that takes long positions in high yielding currencies and takes short positions in low yielding currencies, rebalancing quarterly.

❑	Diversification of portfolio into foreign currency markets in a US dollar denominated instrument.

❑	Total notional exposure of 8.0 times the Issue Price.

Key Dates

Trade Date	November 27, 2007
Issue Date	November 30, 2007
Automatic Exercise Date[1]	January 28, 2013
Final Settlement Date[1]	January 31, 2013

[1]	Subject to postponement in the event of a market disruption event and as described under “Description of Warrants” in the accompanying product supplement W-A.

Security Offering

We are offering Warrants linked to the performance of the Deutsche Bank Balanced Currency Harvest (USD) Index (the “Index”). You must have an options-approved brokerage account in order to purchase the Warrants. The Warrants will be exercised on the Automatic Exercise Date and are not exercisable by you or by us for any reason prior to the Automatic Exercise Date. The Warrants are not subject to a predetermined maximum gain and, accordingly, any payment upon exercise will be determined by the performance of the Index. The Warrants are our senior unsecured obligations and are offered at a minimum investment of $10,000 (1,000 Warrants).

Index	Leverage	Strike Level	Index Bloomberg Symbol	Security CUSIP/ISIN
Deutsche Bank Balanced Currency Harvest (USD) Index	800%	256.81	DBHVBUSI <Index>	25153Q 534/US25153Q5348

Investing in the Warrants involves a high degree of risk, including the risk that the Warrants will expire worthless if the Index does not appreciate. Purchasers should be prepared to sustain a total loss of their investment and should consider carefully the matters set forth in “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement

See “Additional Terms Specific to the Warrants” in this pricing supplement. The Warrants will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 15, 2007, product supplement W-A dated November 20, 2007, and this pricing supplement. See “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement W-A for risks related to investing in the Warrants.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 15, 2007, and the product supplement W-A dated November 20, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Warrants, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Warrants at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Warrants prior to their issuance. We will notify you in the event of any changes to the terms of the Warrants, and you will be asked to accept such changes in connection with your purchase of any Warrants. You may also choose to reject such changes, in which case we may reject your offer to purchase the Warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Warrants or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense. The Warrants are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Warrant	$10.00	$0.50	$9.50
Total	$18,980,000.00	$949,000.00	$18,031,000.00
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$18,980,000.00	$582.69

UBS Financial Services Inc.

Additional Terms Specific to the Warrants

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 15, 2007, relating to our warrants, and the more detailed information contained in the product supplement W-A dated November 20, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement W-A dated November 20, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507251327/d424b21.pdf

♦	Prospectus supplement dated November 15, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507248659/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, “Warrants” refers to the Warrants Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index that are offered hereby, unless the context requires otherwise.

This pricing supplement, together with the documents listed above, contains the terms of the Warrants and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should consider carefully, among other things, the matters set forth in “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the Warrants involve a high degree of risk not associated with an investment in conventional securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Warrants.

Investor Suitability

The Warrants may be suitable for you if:

♦	You have an options-approved brokerage account;

♦	You seek an investment with a return linked to the performance of a currency index reflecting the investment strategy described in this pricing supplement;

♦	You believe the level of the Index will increase by an amount greater than the Warrant Premium Percentage over the term of the Warrants;

♦

You are willing to accept the risk that you may lose all of your investment if the Final Level is equal to or lower than the Strike Level and some of your investment if the Index Return is positive but less than the Warrant Premium Percentage;

♦	You are willing and able to hold the Warrants to maturity and are aware that there may be little or no secondary market for the Warrants; and

♦	You do not seek current income from this investment.

The Warrants may not be suitable for you if:

♦	You do not have an options-approved brokerage account;

♦	You do not seek an investment with exposure to currencies and to the currency and other risks described in this pricing supplement;

♦	You do not believe the level of the Index will increase by an amount greater than the Warrant Premium Percentage over the term of the Warrants;

♦	You are not willing to accept the risk that you may lose all of your investment;

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional securities or of fixed income investments with comparable maturities and credit ratings;

♦	You are unwilling or unable to hold the Warrants to maturity;

♦	You seek an investment for which there will be an active secondary market; or

♦	You seek current income from your investments.

Final Terms

Issuer	Deutsche Bank AG, London Branch

Issue Price	$10 per Warrant (subject to a minimum purchase of 1,000 Warrants)

Warrant Premium Percentage	12.5% of the Notional Amount (equal to the Issue Price divided by the Notional Amount)

Notional Amount	$80 per Warrant

Leverage	800% (equal to the Notional Amount divided by the Issue Price)

Term	5 years and 2 months

Index	Deutsche Bank Balanced Currency Harvest (USD) Index (Bloomberg Ticker: DBHVBUSI <Index>)

Cash Settlement Amount (per Warrant)

If the Index Return is positive, you will
receive, per Warrant:

Notional Amount x Index Return

If the Index Return is zero or negative,
you will receive, per Warrant:

$0

In this scenario, you will lose your entire investment.

The Index Return must be greater than the Warrant Premium Percentage in order for you to receive a Cash Settlement Amount that is greater than the Issue Price. If the Index Return is positive but less than the Warrant Premium Percentage, you will lose a portion of your investment in the Warrants.

Index Return	(Final Level - Strike Level) / Strike Level

Strike Level	256.81

Final Level	The closing level of the Index on the Automatic Exercise Date.

Automatic Exercise Date	January 28, 2013

Determining the Cash Settlement Amount

If the Index Return is zero or negative, you will lose your entire investment. If the Index Return is positive but less than the Warrant Premium Percentage, you will lose a portion of your investment in the Warrants.

What are the tax consequences of the Warrants?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the Warrants are uncertain, we believe that the Warrants should be treated as cash-settled options for U.S. federal income tax purposes. Under this treatment, because of the application of certain rules and regulations relating to foreign currency instruments under Section 988 of the Code, gain or loss on the sale, exchange, exercise or lapse of the Warrants should be treated as ordinary income or loss unless, on or before the date on which you acquire your Warrants, you make a valid election to treat such gain or loss as capital gain or loss pursuant to the applicable Treasury regulations. If a valid election is made before the close of the day on which you acquire your Warrants, your gain or loss on the Warrants should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange, exercise or lapse you have held the Warrants for more than one year. The deductibility of capital losses is subject to certain limitations.

To make this election, you must, in accordance with the detailed procedures set forth in the regulations under Section 988 of the Code, either (a) clearly identify the transaction on your books and records on the date you acquire your Warrants as being subject to such an election and file the relevant statement verifying such election with your federal income tax return, or (b) otherwise obtain independent verification.

Neither UBS Financial Services Inc. nor Deutsche Bank AG provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Warrants, as well as any tax consequences arising under the laws of any state, local of non-U.S. taxing jurisdiction.

Hypothetical Examples and Table of Cash Settlement Amounts

The following examples show scenarios for the return on the Warrants, assuming Leverage of 800%, a Warrant Premium Percentage of 12.5% and a range of hypothetical Index Returns.

The following table and examples illustrate the potential Cash Settlement Amounts per Warrant for a hypothetical range of performance for the Index and assume Leverage of 800%, a Warrant Premium Percentage of 12.5%, a Notional Amount of $80 per Warrant and a Strike Level of 256.81. The following results are based solely on the hypothetical example cited. Numbers in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Index Return	Cash Settlement Amount	Cash Settlement Amount - Issue Price	Percentage Return on the Warrants
513.62	100%	$80.00	$70.00	700.0%
487.94	90%	$72.00	$62.00	620.0%
462.26	80%	$64.00	$54.00	540.0%
436.58	70%	$56.00	$46.00	460.0%
410.90	60%	$48.00	$38.00	380.0%
385.22	50%	$40.00	$30.00	300.0%
359.53	40%	$32.00	$22.00	220.0%
333.85	30%	$24.00	$14.00	140.0%
308.17	20%	$16.00	$6.00	60.0%
282.49	10%	$8.00	-$2.00	-20.0%
256.81	0%	$0.00	-$10.00	-100.0%
231.13	-10%	$0.00	-$10.00	-100.0%
205.45	-20%	$0.00	-$10.00	-100.0%
179.77	-30%	$0.00	-$10.00	-100.0%
154.09	-40%	$0.00	-$10.00	-100.0%
128.41	-50%	$0.00	-$10.00	-100.0%
102.72	-60%	$0.00	-$10.00	-100.0%
77.04	-70%	$0.00	-$10.00	-100.0%
51.36	-80%	$0.00	-$10.00	-100.0%
25.68	-90%	$0.00	-$10.00	-100.0%
0.00	-100%	$0.00	-$10.00	-100.0%

Example 1: The level of the Index increases from a Strike Level of 256.81 to a Final Level of 333.85, a gain of 30%. Because the Final Level of 333.85 is greater than the Strike Level of 256.81, the investor receives a Cash Settlement Amount upon exercise of $24.00 per Warrant, calculated as follows:

Cash Settlement Amount per Warrant = Notional Amount x Index Return = $80 x 30% = $24.00.

Example 2: The level of the Index increases from a Strike Level of 256.81 to a Final Level of 282.49, a gain of 10%. Because the Final Level of 282.49 is greater than the Strike Level of 256.81, the investor receives a Cash Settlement Amount upon exercise of

$8.00 per Warrant, calculated as follows:

Cash Settlement Amount per Warrant = Notional Amount x Index Return = $80 x 10% = $8.00.

In this example, even though the Index Return is positive, the investor loses a portion of his investment because the Index Return is lower than the Warrant Premium Percentage of 12.5%.

Example 3: The Final Level of 256.81 is the same as the Strike Level. Because the Final Level and the Strike Level are the same, the Index Return is zero and the Cash Settlement Amount is zero.

Example 4: The level of the Index decreases from a Strike Level of 256.81 to a Final Level of 179.77. Because the Final Level of 179.77 is less than the Strike Level of 256.81, the Index Return is zero and the Cash Settlement Amount is zero.

If the Final Level is equal to or less than the Strike Level, the Cash Settlement Amount will be zero, and you will lose your entire investment. If the Final Level is greater than the Strike Level but the Index Return is less than the Warrant Premium Percentage, you will lose a portion of your investment.

Key Risks

An investment in the Warrants involves significant risks not associated with an investment in conventional securities. Some of the risks that apply to an investment in the Warrants are summarized below, but we urge you to read the more detailed explanation of risks relating to the Warrants generally in the “Risk Factors” section of the accompanying product supplement W-A. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Warrants.

♦

The Warrants constitute a risky investment and may expire worthless—The Warrants are highly speculative and highly leveraged. If the Final Level is less than or equal to the Strike Level, the Warrants will expire worthless and you will lose your entire investment. The Warrants are not suitable for investors who cannot sustain a total loss of their investment. You should be prepared to sustain a total loss of your investment in the Warrants.

♦

Investors may lose money even if the Index Return is positive—Even if the Index Return is positive, you will lose a portion of your investment in the Warrants if the Index Return is less than the Warrant Premium Percentage. In order for you to receive a Cash Settlement Amount greater than the Issue Price, the Index Return must be greater than the Warrant Premium Percentage.

♦	The Warrants are suitable only for investors with options-approved accounts—You will not be able to purchase the Warrants unless you have an options-approved brokerage account.

♦

The Warrants do not provide for interest or coupon payments and do not guarantee any return of your initial investment—The Warrants do not provide for interest or coupon payments and may not return any of your initial investment. The Cash Settlement Amount will be determined pursuant to the terms described in this pricing supplement. You will lose all of your investment if the Final Level is less than or equal to the Strike Level.

♦

The time remaining to the Automatic Exercise Date may adversely affect the market value of the Warrants—You will lose your entire investment if the Index level does not increase over the term of the Warrants. This risk reflects the nature of a warrant as an asset that tends to decline in value over time and that will be worthless if it is “out-of-the-money” when it is exercised. Assuming all other factors are held constant, the risk that the Warrants will expire worthless will increase the more the Index level falls below the Strike Level and the shorter the time remaining until the Automatic Exercise Date. Therefore, the market value of the Warrants will reflect both the rise or decline in the Index level and the time remaining to the Automatic Exercise Date, among other factors.

♦

The Warrants are non-standardized options—The Warrants are not standardized options of the type issued by the Options Clearing Corporation (the “OCC”), a clearing agency regulated by the Securities and Exchange Commission. The Warrants are unsecured contractual obligations of Deutsche Bank AG and will rank equally with all of our other unsecured contractual obligations and unsecured and unsubordinated debt. Thus, unlike purchasers of OCC standardized options, who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, purchasers of the Warrants may look solely to Deutsche Bank AG for performance of its obligation to pay the Cash Settlement Amount, if any, upon the automatic exercise of the Warrants. Additionally, the secondary market for the Warrants, if any exists, is not expected to generally be as liquid as the market for OCC standardized options, and, therefore, sales of the Warrants prior to the Automatic Exercise Date may yield a sale price that is lower than the theoretical value of the Warrants based on the then-prevailing level of the Index.

♦

The Warrants will be exercised automatically on the Automatic Exercise Date—The Warrants will be exercised automatically on the Automatic Exercise Date. Neither you nor we can exercise the Warrants at any time prior to the Automatic Exercise Date. Accordingly, unless you sell the Warrants prior to the Automatic Exercise Date, you will not be able to capture any appreciation of the Index as measured at any point in time prior to the Automatic Exercise Date. If the Final Level is less than or equal to the Strike Level, you will lose your entire investment in the Warrants even if the Index closing level had been greater than the Strike Level at times prior to the Automatic Exercise Date. Additionally, you do not have a choice as to whether the Warrants will be exercised on the Automatic Exercise Date; exercise of the Warrants is automatic. Accordingly, if the Final Level is less than or equal to the Strike Level, you will not have the option to cancel your investment, continue to hold the Warrants or otherwise seek a return of your investment, and you will not be able to benefit from any appreciation in the Index that occurs after the Automatic Exercise Date.

♦

Market Risk—The return on the Warrants is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive. The Index is intended to reflect forward rates for ten selected currencies and is recomposed on a quarterly basis as described in this pricing supplement. The Index utilizes an investment strategy of taking long positions in selected currencies from jurisdictions with high interest rates and short positions in selected currencies from jurisdictions with low interest rates. The value of the Warrants will be affected by movements in the value of certain of the selected currencies against the dollar relative to the value of certain other selected currencies against the dollar, and currency movements may have an adverse effect on the level of the Index. The Warrants are not principal protected, in whole or in part. You will lose your entire investment in the Warrants if the Index Return is zero or negative.

♦

Any potential Cash Settlement Amount will be determined only as of the Automatic Exercise Date—The Index Return and the Cash Settlement Amount will be calculated as of the Automatic Exercise Date. If the Final Level is less than or equal to the Strike Level, you will lose your entire investment in the Warrants. This will be true even if the level of the Index is higher than the Strike Level at other times during the term of the Warrants. If the Final Level is greater than the Strike Level but the Index Return is less than the Warrant Premium Percentage, you will lose a portion of your investment in the Warrants. This will be true even if the return on the Index is greater than the Warrant Premium Percentage at other times during the term of the Warrants.

♦	The Warrants are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

♦

Investing in the Warrants is not equivalent to investing directly in the Index or its underlying components—You may receive a lower payment at maturity than you would have received if you had invested directly in the Index or its underlying components.

♦

The inclusion in the original issue price of each agent’s commission and the cost of hedging our obligations under the Warrants directly or through one or more of our affiliates is likely to adversely affect the value of the Warrants prior to the Automatic Exercise Date—While the Cash Settlement Amount, if any, will be based on the Notional Amount of your Warrants as described in this pricing supplement, the original issue price of the Warrants includes each agent’s commission and the cost of hedging our obligations under the Warrants directly or through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price at which Deutsche Bank AG or its affiliates will be willing to purchase Warrants from you, prior to the Automatic Exercise Date, in secondary market transactions, if at all, will likely be lower than the original Issue Price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates as a result of such compensation or other transaction costs.

♦

The Warrants are not designed to be short-term trading instruments—You should be willing and able to hold your Warrants to maturity. You will receive the Cash Settlement Amount, if any, only if you hold your Warrants to maturity.

♦

Gains in components of the Index may be offset by losses in other Index components—The Warrants are linked to the performance of the Index, which is composed of multiple currency positions. Any gain in one position may be offset by a loss in another position. The performance of the Index will be based on the appreciation or depreciation of the Index as a whole. Therefore, a positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, which may result in an aggregate Index Return equal to or less than zero, and, accordingly, a Cash Settlement Amount of zero.

♦

Currency markets may be volatile—Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the components reflected in the Index and the value of your Warrants in varying ways, and different factors may cause the values of the Index components and the volatility of their prices to move in inconsistent directions at inconsistent rates.

♦

Legal and regulatory risks—Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Index and, consequently, the value of the Warrants.

♦

The currency prices reflected in the Index are subject to emerging markets’ political and economic risks—The Index components may include currencies of emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions and in some cases, instability and reaction against market reforms has occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability is likely to have an adverse effect on the performance of the Index, and, consequently, the return on the Warrants.

♦

If the liquidity of the Index components is limited, the value of the Warrants would likely be impaired—Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Automatic Exercise Date would likely have an adverse effect on the closing level of the Index, and therefore, on the return on your Warrants. Limited liquidity relating to the Index components may also result in Deutsche Bank AG, London Branch (the “Sponsor”) being unable to determine the level of the Index using its normal means. The resulting discretion by the Sponsor in determining the level of the Index could, in turn, result in potential conflicts of interest.

♦

Potential conflicts of interest exist because the Issuer, the calculation agent for the Warrants, the Sponsor and the calculation agent for the Index are the same legal entity—Deutsche Bank AG is the Issuer of the Warrants, the calculation agent for the Warrants, the Sponsor and the calculation agent for the Index. As the Sponsor, Deutsche Bank AG carries out calculations necessary to promulgate the Index and maintains some discretion as to how such calculations are made. In particular, the Sponsor has discretion in selecting among methods of how to calculate the Index in the event the regular means of determining the Index components’ value is unavailable at the time such determination is scheduled to take place and has even more discretion in the case of a force majeure event relating to the Index. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the level of the Index or the value of the Warrants. Because determinations made by Deutsche Bank AG in these roles may affect the Cash Settlement Amount, potential conflicts of interest may exist between Deutsche Bank AG and you.

♦

Lack of liquidity—The Warrants will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Warrants in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Warrants easily. Because other dealers are not likely to make a secondary market for the Warrants, the price at which you may be able to sell your Warrants is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Warrants.

♦

We and our affiliates and agents, or UBS AG and its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Warrants. Any such research, opinions or recommendations could affect the level of the Index or the value of the Warrants—We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Warrants, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Warrants. We, our affiliates and agents or UBS AG and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the Warrants. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Warrants and the Index.

♦

Economic and market factors will impact the value of the Warrants—We expect that, generally, the level of the Index on any day will affect the value of the Warrants more than any other single factor. However, you should not expect the value of the Warrants in the secondary market to vary in proportion to changes in the level of the Index. The value of the Warrants will be affected by a number of other factors that may either offset or magnify each other, including:

♦	the expected volatility of the Index;

♦	the time remaining to the Automatic Exercise Date;

♦	the market prices of the Index components;

♦	interest and yield rates in the market generally and in the markets of the Index components;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the Warrants; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

Market disruptions may adversely affect your return—The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Index Return and calculating the amount that we are required to pay you upon maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Warrants, it is possible that the Automatic Exercise Date and the Final Settlement Date will be postponed, and that your return will be adversely affected.

♦

Holdings of the Warrants by our affiliates and future sales may affect the value of the Warrants—Certain of our affiliates may purchase some of the Warrants for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the Warrants offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the Warrants held by our affiliates were to be offered for sale in the secondary market, if any such market exists, following such an offering, the market price of the Warrants may fall. The negative effect of such sales on the value of the Warrants could be more pronounced if secondary trading in the Warrants is limited or illiquid.

♦

Uncertain tax treatment—Certain aspects of the tax treatment of the Warrants are not clear, and no assurance can be given that the IRS will accept, or a court will uphold, the tax consequences described in this pricing supplement or in the accompanying product supplement W-A.

The Deutsche Bank Balanced Currency Harvest (USD) Index

The Deutsche Bank Balanced Currency Harvest (USD) Index was created by the Sponsor on December 19, 2005. The Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount tend to outperform on average currencies that trade at a forward premium. The strategy reflected in the Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor’s gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The Sponsor provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies (as defined below) which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility which would negatively affect the value of the Warrants.

The Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. The Index is recomposed every quarter; at each recomposition, the Sponsor selects from a larger group of currencies (the “Eligible Currencies”) ten currencies to be the Index currencies (the “Index Currencies”) for that quarter.

On November 27, 2007, the Eligible Currencies were the Australian Dollar, the Brazilian Real, the Canadian Dollar, the Swiss Franc, the Czech Koruna, the Euro, the Sterling, the Hungarian Forint, the Japanese Yen, the Korean Won, the Mexican Peso, the Norwegian Krone, the New Zealand Dollar, the Polish Zloty, the Swedish Krona, the Singapore Dollar, the Turkish Lira, the Taiwanese Dollar, the U.S. Dollar and the South African Rand. The Australian Dollar, the Canadian Dollar, the Swiss Franc, the Euro, the Sterling, the Japanese Yen, the Norwegian Krone, the New Zealand Dollar, the Swedish Krona, and the U.S. Dollar are the “G10 Currencies.” The remaining Eligible Currencies are the “non-G10 Currencies.”

At each quarterly recomposition, the Sponsor selects the G10 currencies with the two highest and the two lowest Yield Fix Rates (as defined below), and subsequently selects the currencies with the three highest and three lowest Yield Fix Rates from the remaining G10 currencies and the remaining non-G10 currencies for inclusion in the Index for that quarterly period. “Yield Fix Rate” means, for an Eligible Currency, the interest rate for such deposits in such Eligible Currency for a period of three months as set forth on Reuters, or, if such rate does not appear on Reuters, the interest rate for deposits in such Eligible Currency determined by the Sponsor acting in good faith and in a commercially reasonably manner from such sources as it deems appropriate. The currencies with the highest Yield Fix Rates are the “Long Currencies,” and the currencies with the lowest Yield Fix Rates are the “Short Currencies.” The Index reflects notional long forward positions in the Long Currencies, and notional short positions in the Short Currencies; these positions are equally weighted. A new equally-weighted basket of notional long and short positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Index over the prior quarter. During each quarter, the Index closing level is determined by interpolation of daily published forward rates (e.g., the 3-month, 2-month and 1-month forward rate) for the Eligible Currencies.

An increase in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in an increase in the closing level of the Index (the “Index Closing Level”). Conversely, a decrease in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in a decrease in the Index Closing Level. In addition, the Index Closing Level reflects the deduction of an annual 1.5% fee, which accounts for the Index being based on published mid-market prices as opposed to dealer-quoted prices, which are lower. As of November 27, 2007, the Long Currencies were the Australian Dollar, the New Zealand Dollar, the Turkish Lira, the Brazilian Real and the South African Rand. As of that date, the Short Currencies were the Czech Koruna, the Japanese Yen, the Swiss Franc, the Singapore Dollar, and the Taiwanese Dollar.

In addition, at any quarterly recomposition, the Sponsor may add as an Eligible Currency any currency that: (i) is not subject to a currency peg regime, (ii) is in the “most liquid” category as measured by the most recent Bank for International Settlements Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity, and (iii) complies with certain liquidity criteria, or that complies with such additional or alternative criteria as the Sponsor determines appropriate acting in good faith and in a commercially reasonable manner. Similarly, at any quarterly recomposition, the Sponsor may remove as an Eligible Currency any currency that does not comply with the foregoing criteria as long as following any such removal there are at least fifteen (15) Eligible Currencies. If any Eligible Currency other than the Euro is the currency of a country that participates in or has announced its intention to participate in the third stage of European Economic and Monetary Union, as determined by the Sponsor, the Sponsor may make such adjustments to the methodology and calculation of the Index as it determines appropriate to account for such event, including, in its discretion, selecting a replacement currency.

The Index closing level and the Index currencies for the applicable quarter are published daily by the Sponsor at: https://index.db.com/do/product/dynamic/BalancedCurrencyHarvestUSD.

Market Disruption Events

A market disruption event includes the following:

•	A currency exchange rate splits into dual or multiple exchange rates;

•

An event occurs that generally makes it impossible to convert an Index currency into U.S. Dollars in the home country for such Index currency (the “Index Currency Jurisdiction”) through customary legal channels;

•

An event occurs that generally makes it impossible to deliver U.S. Dollars from accounts inside an Index Currency Jurisdiction to accounts outside that Index Currency Jurisdiction, or to deliver an Index currency between accounts inside the Inside Currency Jurisdiction for such Index currency or to a party that is a non-resident of the relevant Index Currency Jurisdiction;

•

The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an Index currency;

•

Any change in, or amendment to, the laws or regulations prevailing in the Index Currency Jurisdiction in respect of any Index currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the Sponsor determines may cause another market disruption event to occur or that leads or may lead to the introduction of a currency peg regime;

•	The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Index;

•

Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

•	The Sponsor determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for the Index and any other market source;

•	It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the Sponsor itself acting in good faith in a commercially reasonable manner;

•

The Sponsor determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the Warrants or other relevant Index-linked transactions, or to realize, recover or remit the proceeds of any such transactions; and

•	Any event that the Sponsor determines may lead to any of the foregoing events.

In addition, the Sponsor will not calculate the Index closing level in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Sponsor and that the Sponsor determines, in its discretion, affects the Index or any Index currency (a “Force Majeure Event”). If a Force Majeure Event occurs on a trading day, the Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Index closing level; or (ii) defer publication of information relating to the Index until the next trading day on which it determines that no Force Majeure Event exists.

Change in the Methodology of the Index

The Sponsor may modify the methodology used to determine the Index as it deems appropriate if the Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index currency). The Sponsor may also make modifications to the terms of the Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the Index closing level. The Sponsor will publish notice of any such modification or change and the effective date thereof in the manner described above.

Historical Information for the Deutsche Bank Balanced Currency Harvest (USD) Index

The following graph shows the monthly prices of the Index from September 1, 2000 through November 27, 2007. The closing level of the Index on November 27, 2007 was 256.81.

Because the Index was created only on December 19, 2005, the Sponsor has retrospectively calculated the levels of the Index based on actual historical currency forward rates on all dates prior to December 19, 2005 using the same methodology as described above, except that the forward rates are based on Bloomberg quotations and not Reuters quotations. Although the Bank believes that this retrospective calculation represents accurately and fairly how the Index would have performed from February 1, 2002 to December 19, 2005, the Index did not, in fact, exist before December 19, 2005. All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to December 19, 2005. In addition, the currencies comprising the Index at particular dates in the following graph are extremely likely to be different than the currencies comprising the Index on or after November 27, 2007. Past performance of the Index is no guarantee of future results.

We obtained the various Index closing levels below from Bloomberg Financial Markets, L.P. Because the Index is recomposed quarterly, the Index reflects the performance of different currencies at different periods of time. The historical level of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Automatic Exercise Date. We cannot give you any assurance regarding the performance of the Index. If the Index Return is zero or negative, you will lose your entire investment.

Supplemental Underwriting Information

UBS Financial Services Inc., and its affiliates, acting as agents for Deutsche Bank AG, will receive or allow as concessions to other dealers discounts and commissions of $0.50 per Warrant. See “Underwriting” in the accompanying product supplement W-A.